UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)*
Under the Securities Exchange Act of 1934

Option Care Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68404L 201

(CUSIP Number)

Joshua Korff, P.C.
Ross Leff, P.C.
Kirkland & Ellis LLP 601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

____________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Madison Dearborn Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
OO

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Madison Dearborn Partners VI-A&C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
PN

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Madison Dearborn Capital Partners VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
PN

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MDP HC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
OO

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Elizabeth Q. Betten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,211 shares (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
19,211 shares (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,211 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
IN

(1)	Amount consists of (i) 16,368 shares of Common Stock issued to Elizabeth Q. Betten upon vesting of certain restricted stock units received by Ms. Betten in her capacity as a director of the Issuer and (ii) 2,843 shares of Common Stock previously reported by Ms. Betten as indirectly held through Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), and, after the distribution of 618,299 shares of common stock by MDP VI-A&C for no consideration to its partners and their direct and indirect transferees on November 10, 2021, are held directly by the Elizabeth Q. Betten 2012 Living Trust .

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Timothy Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,368 shares (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,368 shares (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
16,368 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
IN

(1)	Amount consists of 16,368 shares of Common Stock issued to Timothy Sullivan upon vesting of certain restricted stock units received by Mr. Sullivan in his capacity as a director of the Issuer.

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Paul J. Finnegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,995 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
56,995 shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 68 404L 201	SCHEDULE 13D/A	Page 9 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Samuel M. Mencoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,994 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
56,994 shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on August 7, 2019, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 27, 2020, Amendment No. 2 to the Schedule 13D filed with the SEC on August 20, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on December 16, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on December 29, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on February 12, 2021, Amendment No. 6 to the Schedule 13D filed with the SEC on March 19, 2021, Amendment No. 7 to the Schedule 13D filed with the SEC on June 14, 2021, Amendment No. 8 to the Schedule 13D filed with the SEC on August 6, 2021 and Amendment No. 9 to the Schedule 13D filed with the SEC on September 13, 2021 (the “Original Schedule 13D” and, together with Amendment No. 10, the “Schedule 13D”), relating to the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. This Amendment No. 10 constitutes an exit filing of Madison Dearborn Partners, LLC (“MDP LLC”), MDP VI-A&C, Madison Dearborn Capital Partners VI-A, L.P. (“MDCP VI-A”), MDP HC Holdings, LLC (“MDP HC”), Ms. Betten and Messrs. Sullivan, Finnegan and Mencoff (together with MDP LLC, MDP VI-A&C, MDCP VI-A, MDP HC, Ms. Betten and Messrs. Sullivan and Finnegan, the “Specified Reporting Persons”) in respect of the Issuer’s Common Stock previously reported as beneficially owned by the Specified Reporting Persons. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated as follows:

HC Group Holdings I, LLC, a Delaware limited liability company (“HC I”), directly owns the 37,247,092 Shares of the Issuer’s Common Stock, or approximately 20.71% of the total number of Shares of Common Stock outstanding, issued to HC I pursuant to the Merger Agreement.

After giving effect to the transactions described in Item 6 hereof, none of MDP LLC, its affiliated and controlled entities or Messrs. Finnegan and Mencoff has voting or dispositive power with respect to any shares of the Issuer’s Common Stock previously held through HC I and therefore have beneficial ownership of approximately 0% of the total number of Shares of Common Stock outstanding.

Ms. Betten and Mr. Sullivan each served on the Board of Managers of HC I until the transactions described in Item 6 hereof were effected, and each is a limited partner of MDP VI-A&C and a Managing Director of MDP LLC and each serves on the board of directors of the Issuer. After giving effect to the transactions described in Item 6 hereof, Mr. Sullivan has sole voting and dispositive power with respect to 16,368 Shares of the Issuer’s Common Stock, or less than 1% of the total number of Shares of Common Stock outstanding, which were issued to him upon vesting of certain restricted stock units received by him in his capacity as a director of the Issuer. Ms. Betten has sole voting and dispositive power with respect to an aggregate of 19,211 Shares of the Issuer’s Common Stock, or less than 1% of the total number of Shares of Common Stock outstanding, of which 16,368 Shares of the Issuer’s Common Stock were issued to her upon vesting of certain restricted stock units received by her in her capacity as a director of the Issuer and 2,843 Shares of the Issuer’s Common Stock were previously reported by Ms. Betten as indirectly held through MDP VI-A&C, and, after the distribution of 618,299 Shares of the Issuer’s Common Stock by MDP VI-A&C for no consideration to its partners and their direct and indirect transferees on November 10, 2021, are held directly by the Elizabeth Q. Betten 2012 Living Trust.

The percentages in this Item 5 are calculated based on 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Specified Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Specified Reporting Person.

Each Specified Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Specified Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

As of December 17, 2021, MDP LLC, MDP VI-A&C, MDCP VI-A, MDP HC, Ms. Betten and Messrs. Sullivan, Finnegan and Mencoff each ceased to beneficially own more than five percent of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

On December 17, 2021, OCH US Holding LLC, a Delaware limited liability company (“OCH LLC”), HC Omega Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of OCH LLC (“Reorganization Merger Sub”), HC I and MDCP VI-A, consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated December 17, 2021, by and among OCH LLC, Reorganization Merger Sub, HC I and MDCP VI-A, which provided for, among other things, the merger of Reorganization Merger Sub with and into HC I, with HC I continuing as the surviving entity (the “Reorganization Merger”).

On December 17, 2021, as a result of the consummation of the Reorganization Merger, an affiliate of Walgreens Boots Alliance, Inc. indirectly acquired 37,247,092 shares of the Issuer’s Common Stock and the Specified Reporting Persons ceased to have voting or dispositive power over such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS VI-A&C, L.P.

By:	Madison Dearborn Partners, LLC
Its: General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI-A, L.P.

By:	Madison Dearborn Partners VI-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MDP HC HOLDINGS, LLC

By:	/s/ Timothy Sullivan
Name: Timothy Sullivan
Title: Managing Director

/s/ Elizabeth Q. Betten
Elizabeth Q. Betten

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff